Exhibit 12.1
Cowen Group, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings	(dollars in thousands)
Pre-tax income from continuing operations	$57,836	$18,297	$(23,509)	$(98,610)	$(53,090)
Less income (or plus loss) from equity investees	(54,536)	(16,100)	(15,600)	(5,400)	(3,400)
Plus: fixed charges	17,150	6,248	8,027	10,590	13,578
Plus: amortization of capitalized interest	—	—	—	—	—
Plus: distributed income of equity investees	20,292	19,475	8,053	3,775	2,642
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(15,564)	(13,193)	(72)	5,827	13,727
Total Earnings	25,178	14,727	(23,101)	(83,818)	(26,543)
Amortization of discount	4,685	—	—	—	—
Interest expense on debt	4,772	—	—	—	—
Other interest expense	7,693	6,248	8,027	10,590	13,578
Fixed Charges	$17,150	$6,248	$8,027	$10,590	$13,578
Ratio of earnings to fixed charges	1.47	2.36	—	—	—

For the years ended December 31, 2012, 2011, and 2010, we had earnings-to-fixed charges deficiencies of approximately $23,101,000, $83,818,000, and $26,543,000, respectively.